

CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Madrid, 18 March 2003

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,



Luigi Lubelli
Finance Director

RELEVANT FACT

Translation from Spanish

In compliance with the requirements of article 82 of the Securities Market Law (Ley del Mercado de Valores), notice is hereby given to the CNMV that the Board of Directors of CORPORACION MAPFRE, in its meeting of 12 March 2003, has resolved to propose to the General Shareholders Meeting, which will be held on the forthcoming 29 March 2003, to pay out a dividend of € 0.10 per share (gross). € 0.09 (gross) per share have already been paid out in December 2002, as agreed by the Extraordinary Shareholders' Meeting held on December 4th 2002

The Board of Directors has also agreed to submit the following proposals to the General Shareholders Meeting:

- Approval of the non-consolidated and consolidated annual accounts for fiscal year 2002
- Approval of the activities of the Board of Directors during fiscal year 2002
- Ratification of the appointment of a member of the Board of Directors and Re-election for another four-year term of eight members of the Board of Directors.
- Renewal of the appointment of Ernst and Young as auditors of the company
- Take up for an indefinite period of time the option to calculate and pay corporate income tax on a consolidated basis, as allowed under Spanish tax regulations.

Madrid, 13 March 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.

Notice is hereby given to the CNMV that the Board of Directors, in its meeting of 12 March 2003, has resolved to appoint Mr. Francisco Ruíz Risueño as a member of the Board of Directors, following the co-optation procedure, and Second Vice Chairman of the Board of Directors, replacing Mr. Florentino Braña Valdés who left the Board of Directors on the past 2 January 2003, having reached the age limit established in the articles of association.

Madrid, 14 March 2003

COMISION NACIONAL DEL MERCADO DE VALORES. PASEO DE LA CASTELLANA, 19. MADRID

RELEVANT FACT

Translation from Spanish

CORPORACION MAPFRE, S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors hereby calls on shareholders to attend the General Shareholders Meeting, which will be held in Madrid, Palacio Municipal de Congresos del Campo de las Naciones, Avenida de la Capital de España Madrid s/n, next 29 March 2003 at 11 am on first call. A sufficient quorum is expected, so that a second call should not be necessary. Should that happen, the second call will be held at the same place and time on 30 March 2003.

AGENDA

1. Analysis and approval of the non-consolidated and consolidated annual accounts for fiscal year 2002, as well as of the proposed distribution of the net result
2. Distribution of the dividend
3. Approval of the activities of the Board of Directors
4. Ratification of the appointment of a member of the Board of Directors and renewal of the appointment of the members of the Board of Directors.
5. Renewal of the appointment of the auditors of the company
6. Calculation and payment of corporate income tax on a consolidated basis for an indefinite period
7. Delegation of authorities, so that the agreements reached at the Annual General Meeting can be executed and raised to the status of a public deed
8. Approval of the proceedings of the meeting or appointment of the relevant delegates

The Management Report and the Annual Accounts (consolidated and non-consolidated) for fiscal year 2002, as well as the respective Auditors Reports, are available for shareholders at the corporate headquarters.

Shareholders can request these documents for free from the company either in person or by post.

Shareholders who own a minimum of 1,500 shares, registered in the corresponding Stock Register five days prior to the celebration of the meeting, will have the right to attend the meeting. Shareholders who own less than 1,500 shares may form a group in order to attain at least the required number of shares, appointing a delegate among them.

Madrid, 12 March 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.